EXHIBIT 20

                               **News Release**

                         SURETY CAPITAL CORPORATION
                     Announces the Sale of Four Branches

For Release:  Immediately                       Contact: Bob Hackler, COO
Date:  July 20, 1998                                     B. J. Curley, CFO
AMEX Symbol:  SRY                                        1 (800) SRY-5995


Hurst, Texas, July 20, 1998 - Surety Capital Corporation ("Surety Capital") announced today that its subsidiary, Surety Bank, National Association ("Surety Bank"), has entered into an agreement with Commercial Bank of Texas, National Association ("Commercial Bank"), Nacogdoches, Texas, to sell to Commercial Bank Surety Bank's four east Texas branches located in Lufkin, Kennard, Wells and Chester (the "Branches").

The purchase price for the Branches will be equal to 4% of the deposit base of the Branches as of the closing date. This transaction will be structured as an assumption of certain liabilities of the Branches, including deposits, and a purchase of certain assets of the Branches, including loans and fixed assets, by Commercial Bank.

As of May 31, 1998, the Branches had total deposits of approximately $55,200,000, total net loans of approximately $11,700,000 and fixed assets of approximately $657,000. Surety Bank is currently a $240,000,000 asset-based bank with thirteen full service-banking facilities. After the sale is completed, Surety Bank will have approximately $186,000,000 in assets and approximately $123,000,000 in loans. Surety Bank will continue to operate its remaining nine banking branches, located in north-central and south-central Texas, as full service community banking facilities serving the local retail and small business markets. Surety Bank's operating division, Surety Premium Finance ("Surety Premium"), will continue to market its niche lending product, insurance premium financing. Surety Bank uses its Surety Premium division to utilize investable funds that are not used by Surety Bank in its traditional lending programs, rather than investing in lower yielding investment securities.

The completion of the sale is subject to a number of contingencies, including regulatory approvals by applicable banking authorities and a due diligence review of the Branches by Commercial Bank. There can be no assurance that the transaction will be completed. If consummated, the transaction is expected to close no later than December 31, 1998, upon the expiration of all applicable waiting periods following receipt of all necessary regulatory approvals.

C. Jack Bean, Chairman of the Board of Surety Capital, stated, "The sale of these four east Texas branches is the result of an evolution of Surety Capital's strategic business plan. Surety Capital's basic premise of funding its insurance premium finance niche lending product with excess investable funds generated by underutilized community banks has not changed. What has changed is Surety Capital's concept of the types of banks that best serve this role. These branches were the first four banks acquired by Surety Capital in the early 1990's and their sale should allow Surety Capital to operate more efficiently and free up needed capital that can be leveraged into higher performing assets. As Surety Capital has grown and matured over the past several years, it has acquired banks with larger asset bases and higher loan-to-deposit ratios located in larger and more dynamic markets.
Surety Capital's strategy is to continue to increase its deposit base through acquisitions and/or branching in stable or growing market areas that are rural or suburban in nature. We believe that increasing our banking organization's presence in more dynamic locations and using excess funds to fund our Surety Premium division, will increase the franchise value of both Surety Capital's banking business and its Surety Premium division."


                                www.sry.com
                          E-mail bhackler@sry.com
                              bcurley@sry.com